              International Bank for Reconstruction and Development


[WORLD BANK LOGO]


                       Management's Discussion & Analysis
                                       and
                    Condensed Quarterly Financial Statements
                                December 31, 2003

                                   (Unaudited)

CONTENTS
DECEMBER 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENT REPORTING                           2

MANAGEMENT REPORTING                                    2

CURRENT VALUE BASIS                                     4

EQUITY-TO-LOANS                                         6

GOVERNANCE STRUCTURE FOR FINANCIAL RISK MANAGEMENT      6

RESULTS OF OPERATIONS                                   6

NET INCOME ALLOCATIONS AND TRANSFERS                    8


IBRD CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET                                          10

STATEMENT OF INCOME                                    11

STATEMENT OF COMPREHENSIVE INCOME                      12

STATEMENT OF CHANGES IN RETAINED EARNINGS              12

STATEMENT OF CASH FLOWS                                13

NOTES TO FINANCIAL STATEMENTS                          14

REPORT OF INDEPENDENT ACCOUNTANTS                      18

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2003
(FY 2003). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards (together referred to in this document as the 'reported basis').

As allowed by the applicable U.S. and international accounting standards on derivatives (herein referred to as 'FAS 133'), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

TABLE 1 presents selected financial data on three bases: a reported basis, a pre-FAS 133 reported basis, and a current value basis.

TABLE 1: SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

                                                               SIX MONTHS ENDED              FULL YEAR
                                                       -------------------------------      ------------
                                                       DECEMBER 31,       DECEMBER 31,        JUNE 30,
                                                           2003               2002              2003
                                                       ------------       ------------      ------------
REPORTED BASIS
  Operating Income                                     $      1,173       $        807      $      3,021
  Net (Loss) Income                                    $       (655)      $      3,847      $      5,344
    of which effects of applying FAS 133               $     (1,828)      $      3,040      $      2,323
  Net Return on Average Interest-earning Assets(a)             1.61%              1.09%             2.06%
    after the effects of FAS 133                              -0.90%              5.18%             3.64%
  Return on Loans                                              3.91%              4.98%             4.73%
  Return on Cash and Investments                               0.98%              1.86%             1.64%
  Cost of Borrowings(a)                                        2.62%              3.40%             3.23%
    after the effects of FAS 133                               6.14%             -2.01%             1.18%
  Return on Equity(a)                                          7.27%              5.61%            10.32%
    after the effects of FAS 133                              -3.77%             24.08%            16.18%
  Equity-to-Loans Ratio(a)                                    27.58%             23.34%            26.59%

CURRENT VALUE BASIS

  Net Income                                           $      1,083       $      1,283      $      3,436
    of which current value adjustment                  $        (92)      $        477      $        394
  Net Return on Average Interest-earning Assets                1.44%              1.66%             2.25%
  Return on Equity                                             6.48%              8.45%            11.16%
  Equity-to-Loans Ratio                                       27.37%             23.57%            26.36%

(a). AMOUNTS ARE PRESENTED BEFORE APPLYING THE EFFECTS OF FAS 133.

2    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003

On a current value basis, net income for the six months ended December 31, 2003 was $1,083 million, a decline of $200 million from the net income for the same period in the previous fiscal year. The main contributory factors towards this decline were: a $569 million decrease in current value adjustment; a $265 million decrease in loan interest income, net of funding costs and a $77 million decrease in other loan income due to receipt of overdue service payments in early FY 2003. These factors were partially offset by the positive impact on income of a $736 million decrease in the provision for losses on loans and guarantees. For further details see Operating Income on page 7.

On a current value basis, the return on equity of 6.48% for the six months ended December 31, 2003 declined in comparison to both the same period in the previous fiscal year as well as for the full year FY 2003. The decline vis-a-vis the same period in the previous year was primarily due to an increase in the average equity. In contrast, the decline with respect to the full year FY03 was due to lower net income.

On a current value basis, IBRD's equity-to-loans ratio was higher at December 31, 2003 than at December 31, 2002 due to the allocation of FY2003 net income to General Reserve and the decrease in net loans outstanding. The increase since June 30, 2003, is largely due to lower loan balances.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT DECEMBER 31, 2003 AND JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS

                                                                  DECEMBER 31, 2003                            JUNE 30, 2003
                                         ------------------------------------------------------------------    -------------
                                                            REVERSAL OF        CURRENT           CURRENT
                                           REPORTED           FAS 133           VALUE             VALUE        CURRENT VALUE
                                            BASIS             EFFECTS         ADJUSTMENT          BASIS            BASIS
                                         ------------      ------------      ------------      ------------    -------------
      Due from Banks                     $      3,384                                          $      3,384    $       1,929
      Investments                              29,445                                                29,445           28,131
      Loans Outstanding                       114,513                        $      4,361           118,874          122,593
      Less Accumulated Provision
        for Loan Losses and
        Deferred Loan Income                   (4,136)                                               (4,136)          (4,478)
      Swaps Receivable
        Investments                            12,507                                                12,507           10,301
        Loans                                      94                 8                 *               102               --
        Borrowings                             71,164      $     (3,081)            3,081            71,164           70,316
        Other Asset/Liability                     931              (205)              205               931              726
      Other Assets                              7,014                                (445)            6,569            6,732
                                         ------------      ------------      ------------      ------------    -------------
          Total Assets                   $    234,916      $     (3,278)     $      7,202      $    238,840    $     236,250
                                         ============      ============      ============      ============    =============

      Borrowings                         $    110,200      $       (218)     $      4,924      $    114,906    $     116,695
      Swaps Payable
        Investments                            14,791                                                14,791           11,862
        Loans                                      96                (*)                *                96               --
        Borrowings                             64,970            (1,125)            1,125            64,970           64,779
        Other Asset/Liability                   1,090              (197)              197             1,090              810
      Other Liabilities                         6,365                                                 6,365            6,429
                                         ------------      ------------------------------      ------------    -------------
      Total Liabilities                       197,512            (1,540)            6,246           202,218          200,575
      Paid-in Capital                          11,483                                                11,483           11,478
      Retained Earnings and Other
        Equity                                 25,921            (1,738)              956            25,139           24,197
                                         ------------      ------------      ------------      ------------    -------------
          Total Liabilities and
            Equity                       $    234,916      $     (3,278)     $      7,202      $    238,840    $     236,250
                                         ============      ============      ============      ============    =============

*INDICATES AMOUNT LESS THAN $0.5 MILLION.

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003    3

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the six months ended December 31, 2003, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except that IBRD may also make loans to the International Finance Corporation without any such guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. To recognize the credit risk inherent in the portfolio, IBRD adjusts the current value of its loans through its provision for loan losses.

At December 31, 2003, the $4,361 million ($6,353 million--June 30, 2003) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. At December 31, 2003, the $3,412 million ($4,946 million--June 30, 2003) increase in the borrowings portfolio including swaps due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net negative current value adjustment of $92 million for the six months ended December 31, 2003 (positive $477 million--December 31, 2002) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the six months ended December 31, 2003, movements in interest rates resulted in a net decrease of $451 million in IBRD's equity, on a current value basis. This reflects the effect of an upward shift in interest rates during this period. In contrast, over the same period last year, the downward shift in interest rates resulted in a $369 million increase in IBRD's equity on a current value basis.

IMPACT OF CHANGES IN EXCHANGE RATES

During the six months ended December 31, 2003, there was a positive net currency translation adjustment of $361 million on IBRD's net assets due to the appreciation of the euro and the Japanese yen against the U.S. dollar. In contrast, during the same period in FY 2003, the euro appreciated while the Japanese yen depreciated against the U.S. dollar resulting in a lower positive net currency translation adjustment of $107 million.

4    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003

TABLE 3:
CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED

IN MILLIONS OF U.S. DOLLARS

                                                       DECEMBER 31, 2003                           DECEMBER 31, 2002
                                   ------------------------------------------------------------   -------------------
                                    YEAR TO DATE          ADJUSTMENTS          YEAR TO DATE           YEAR TO DATE
                                      REPORTED            TO CURRENT          CURRENT VALUE          CURRENT VALUE
                                        BASIS                VALUE          COMPREHENSIVE BASIS   COMPREHENSIVE BASIS
                                   ---------------      ---------------     -------------------   -------------------
Income from Loans                  $         2,293                          $             2,293   $             3,092
Income from Investments                        139      $             2                     141                   226
Other Income                                   108                                          108                    95
                                   ---------------      ---------------     -------------------   -------------------
  Total Income                               2,540                    2                   2,542                 3,413
                                   ---------------      ---------------     -------------------   -------------------

Borrowing Expenses                           1,410                                        1,410                 1,930
Administrative Expenses                        503                                          503                   487
Provision for Losses on Loans
  and Guarantees                              (550)                 550                      --                    --
Other Expenses                                   4                                            4                     4
                                   ---------------      ---------------     -------------------   -------------------
  Total Expenses                             1,367                  550                   1,917                 2,421
                                   ---------------      ---------------     -------------------   -------------------
Operating Income                             1,173                 (548)                    625                   992
Current Value Adjustment                                            (92)                    (92)                  477
Provision for Losses on Loans
  and Guarantees--Current
  Value                                                             550                     550                  (186)
Effects of Applying FAS 133                 (1,828)               1,828                      --                    --
                                   ---------------      ---------------     -------------------   -------------------
Net (loss) Income                  $          (655)     $         1,738     $             1,083   $             1,283
                                   ===============      ===============     ===================   ===================

TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS

                                         BALANCE SHEET EFFECTS AS OF                            TOTAL INCOME STATEMENT EFFECT FOR
                                            DECEMBER 31, 2003                                          THE SIX MONTHS ENDED
                                 --------------------------------------------                   ---------------------------------
                                                                    OTHER        LESS PRIOR
                                                                    ASSET/         YEARS'       DECEMBER 31,         DECEMBER 31,
                                     LOANS        BORROWINGS      LIABILITY        EFFECTS          2003                 2002
                                 ------------    ------------    ------------   ------------    ------------         ------------
Total Current Value
  Adjustments on Balance
  Sheet                          $      4,361    $     (3,412)   $          8   $     (1,408)   $       (451)        $        369
Unrealized (Losses) Gains on
  Investments(a)                                                                                          (2)                   1
Currency Translation
Adjustment(b)                                                                                            361                  107
                                                                                                ------------         ------------
Total Current Value
  Adjustments                                                                                   $        (92)        $        477
                                                                                                ============         ============

(a). UNREALIZED (LOSSES) GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
(b). THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003    5

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. TABLE 5 presents this ratio computed on the reported basis before applying the effects of FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-toloans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratio, on both a current value and a reported basis, before applying the effects of FAS 133, was higher at December 31, 2003 than at December 31, 2002 due to the allocation of FY 2003 net income to General Reserve and the decrease in net loans outstanding. In addition, for the period from June 30, 2003 to December 31, 2003, IBRD's equity-to-loans ratio, on both bases, increased due to the decrease in net loans outstanding.

GOVERNANCE STRUCTURE FOR FINANCIAL RISK MANAGEMENT

The former Asset/Liability Management Committee has been reconstituted as the Finance Committee and continues to be chaired by the Chief Financial Officer. Reporting to this committee are two previously existing sub-committees, the Market Risk and Currency Management Sub-committee and the Credit Risk Sub-committee, as well as the newly formed Financial Instruments Sub-committee.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit quality of the loan portfolio and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first six months of FY 2004, short term interest rates for U.S. dollar, Japanese yen, and euro were lower than those in FY 2003. In addition, while interest rates increased during the first six months of FY 2004, there was a decline in interest rates during the same period in FY 2003. FIGURE 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

[CHART]

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

[PLOT POINTS TO COME]

TABLE 5: EQUITY-TO-LOANS

IN MILLIONS OF U.S. DOLLARS

                                                       DECEMBER 31,         JUNE 30,        DECEMBER 31,
                                                           2003               2003              2002
                                                       ------------       ------------      ------------
REPORTED BASIS

 Equity-to-Loans Ratio before the effects of FAS 133          27.58%             26.59%            23.34%

CURRENT VALUE BASIS

 Equity Used in Equity-to-Loans Ratio                  $     31,715       $     31,435(a)   $     28,849

 Loans and Guarantees Outstanding, net of
   Accumulated Provision for Losses on Loans and
   Deferred Loan Income                                $    115,882       $    119,275      $    122,398

 Equity-to-Loans                                              27.37%             26.36%            23.57%

(a). THE JUNE 30, 2003 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2003 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON JULY 31, 2003.

6    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2003, operating income on a reported basis and before applying the effects of FAS 133 was $1,173 million, compared to $807 million for the same period in FY 2003. The following factors increased operating income:

- A $736 million decrease in the provision for losses on loans and guarantees. During the first six months of FY 2004, provisioning requirements were reduced by $550 million due to a combination of a decrease in the loan portfolio (including $2,423 million of prepayments), coupled with a net improvement in the creditworthiness of the accrual portfolio. During the first six months of FY 2003, loan prepayments were of roughly the same magnitude ($2,174 million), but provisioning requirements were increased by $186 million due to the net deterioration in the creditworthiness of the accrual portfolio.

This increase was partially offset by the following:

- A $265 million decrease in loan interest income, net of funding costs, due to lower margins and the impact of lower interest rates on the equity funded component of the loan portfolio. Margins have declined due to lower balances of high-yielding loan products.

- A $77 million decrease in other loan income due primarily to overdue service payments being received in early FY 2003 when loans to the Democratic Republic of Congo and the Syrian Arab Republic were restored to accrual status. There was no change in the status of the five remaining countries with loans or guarantees in nonaccrual status during the six months ended December 31, 2003.

- A $26 million decrease in investment income, net of funding costs, primarily due to increases in mark-to-market losses.

EFFECTS OF APPLYING FAS 133

As discussed earlier, IBRD marks all derivative instruments, as defined by FAS 133, to market. To a large extent IBRD uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first six months of FY 2004, the effects of applying FAS 133 resulted in a loss of $1,828 million, primarily due to increases in reference market interest rates for major currencies of IBRD. In contrast, the effects of applying FAS 133 resulted in a gain of $3,040 million for the same period in FY 2003 as a result of significant decreases in the reference market interest rates for major currencies.

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS

                                                                   SIX MONTHS ENDED
                                                       --------------------------------------
                                                       DECEMBER 31, 2003    DECEMBER 31, 2002
                                                       -----------------    -----------------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                          $             361    $             519
  Equity Funded                                                      656                  763
                                                       -----------------    -----------------
    Total Loan Interest Income, Net of Funding Costs               1,017                1,282
Other Loan Income                                                     12                   89
Provision for Losses on Loans and Guarantees                         550                 (186)
Investment Income, Net of Funding Costs                               (8)                  18
Other Net Non-interest Expenses                                     (398)                (396)
                                                       -----------------    -----------------
OPERATING INCOME                                                   1,173                  807
  Effects of Applying FAS 133                                     (1,828)               3,040
                                                       -----------------    -----------------
NET (LOSS) INCOME                                      $            (655)   $           3,847
                                                       =================    =================

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003    7

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked to market. However, as explained earlier, IBRD's application of FAS 133 does not mark to market the underlying liabilities, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

DERIVATIVES FOR BORROWERS

On November 26, 2003, the first currency swap transaction was executed between IBRD and one of its borrowers under a Master Derivatives Agreement. This swap became effective on December 15, 2003. At issuance, the notional principal of this currency swap was $96 million.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2003 and approved by the Executive Directors and the Board of Governors, please refer to Notes to Financial Statements--Note C--Retained Earnings, Allocations and Transfers.

8    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003

                       THIS PAGE LEFT INTENTIONALLY BLANK

               IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS: DECEMBER 31, 2003    9

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                     DECEMBER 31, 2003
                                                                                        (UNAUDITED)     JUNE 30, 2003
                                                                                     -----------------  -------------
ASSETS
  Due from banks                                                                          $    3,384     $    1,929
  Investments--Trading (including securities transferred under repurchase or security lending agreements of $nil million--December 31, 2003;
    $153 million--June 30, 2003)                                                              28,857         27,919
  Securities purchased under resale agreements                                                   588            212
  Nonnegotiable, noninterest-bearing demand obligations on account of subscribed
    capital                                                                                    1,831          1,794
  Receivable from currency and interest rate swaps
    Investments                                                                               12,507         10,301
    Loans                                                                                         94             --
    Borrowings                                                                                71,164         70,316
    Other Asset/Liability                                                                        931            726
  Loans outstanding--Note B
    Total loans                                                                              144,505        149,271
    Less undisbursed balance                                                                  29,992         33,031
                                                                                          ----------     ----------
      Loans outstanding                                                                      114,513        116,240
    Less:
      Accumulated provision for loan losses                                                    3,653          4,045
      Deferred loan income                                                                       483            433
                                                                                          ----------     ----------
        Net loans outstanding                                                                110,377        111,762
  Other assets                                                                                 5,183          5,393
                                                                                          ----------     ----------
  TOTAL ASSETS                                                                            $  234,916     $  230,352
                                                                                          ==========     ==========

LIABILITIES
  Borrowings
    Short-term                                                                            $    3,677     $    3,432
    Medium- and long-term                                                                    106,523        105,122
  Securities sold under repurchase agreements, securities lent under
    securities lending agreements, and payable for cash collateral received                       --            153
  Payable for currency and interest rate swaps
    Investments                                                                               14,791         11,862
    Loans                                                                                         96             --
    Borrowings                                                                                64,970         64,779
    Other Asset/Liability                                                                      1,090            810
  Payable for Board of Governors-approved transfers--Note C                                    1,811          1,474
  Other liabilities--Note B                                                                    4,554          4,802
                                                                                          ----------     ----------
     TOTAL LIABILITIES                                                                       197,512        192,434
                                                                                          ----------     ----------

EQUITY
  Capital stock--Authorized (1,581,724 shares--December 31, 2003 and June 30,
    2003)
    Subscribed (1,572,661 shares--December 31, 2003; 1,571,412 shares--June
      30, 2003)                                                                              189,718        189,567
    Less uncalled portion of subscriptions                                                   178,235        178,089
                                                                                          ----------     ----------
                                                                                              11,483         11,478
  Amounts to maintain value of currency holdings of paid-in capital stock                         69           (331)
  Retained earnings (see Statement of Changes in Retained Earnings; Note C)                   25,836         27,031
  Accumulated other comprehensive income (loss)--Note E                                           16           (260)
                                                                                          ----------     ----------
     TOTAL EQUITY                                                                             37,404         37,918
                                                                                          ----------     ----------
  TOTAL LIABILITIES AND EQUITY                                                            $  234,916     $  230,352
                                                                                          ==========     ==========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

10   IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                         DECEMBER 31             DECEMBER 31
                                                                        (UNAUDITED)             (UNAUDITED)
                                                                   ---------------------   ---------------------
                                                                     2003        2002        2003         2002
                                                                   ---------   ---------   ---------   ---------
INCOME
  Loans--Note B                                                    $   1,125   $   1,479   $   2,293   $   3,092
  Investments--Trading                                                    88         115         139         227
  Other--Note D                                                           66          57         108          95
                                                                   ---------   ---------   ---------   ---------
      Total income                                                     1,279       1,651       2,540       3,414
                                                                   ---------   ---------   ---------   ---------

EXPENSES
  Borrowings                                                             679         922       1,410       1,930
  Administrative                                                         233         224         438         419
  Contributions to special programs                                       28          25          65          68
  Provision for losses on loans and guarantees--Note B                  (443)        (63)       (550)        186
  Other                                                                    1           1           4           4
                                                                   ---------   ---------   ---------   ---------
      Total expenses                                                     498       1,109       1,367       2,607
                                                                   ---------   ---------   ---------   ---------

OPERATING INCOME                                                         781         542       1,173         807
Effects of applying FAS 133                                             (580)         55      (1,828)      3,040
                                                                   ---------   ---------   ---------   ---------

NET INCOME (Loss)                                                  $     201   $     597   $    (655)  $   3,847
                                                                   =========   =========   =========   =========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                     IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003   11

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                         DECEMBER 31             DECEMBER 31
                                                                        (UNAUDITED)             (UNAUDITED)
                                                                   ---------------------   ---------------------
                                                                     2003        2002        2003         2002
                                                                   ---------   ---------   ---------   ---------
NET INCOME (LOSS)                                                  $     201   $     597   $    (655)  $   3,847
OTHER COMPREHENSIVE INCOME--NOTE E
    Reclassification of FAS 133 transition adjustment to
      net income                                                         (23)        (33)         29         (70)
    Currency translation adjustments                                     269         232         247         197
                                                                   ---------   ---------   ---------   ---------
    Total other comprehensive income                                     246         199         276         127
                                                                   ---------   ---------   ---------   ---------

COMPREHENSIVE INCOME (LOSS)                                        $     447   $     796   $    (379)  $   3,974
                                                                   =========   =========   =========   =========

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                    SIX MONTHS ENDED
                                                                                       DECEMBER 31
                                                                                      (UNAUDITED)
                                                                                 ---------------------
                                                                                   2003         2002
                                                                                 ---------   ---------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                                $  27,031   $  22,227
  Board of Governors-approved transfers--Note C                                       (540)       (540)
  Net (loss) income for the period                                                    (655)      3,847
                                                                                 ---------   ---------

RETAINED EARNINGS AT END OF THE PERIOD                                           $  25,836   $  25,534
                                                                                 =========   =========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

12   IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      SIX MONTHS ENDED
                                                                                         DECEMBER 31
                                                                                         (UNAUDITED)
                                                                                  -------------------------
                                                                                     2003           2002
                                                                                  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans
    Disbursements                                                                 $    (5,624)  $    (6,227)
    Principal repayments                                                                7,290         5,663
    Principal prepayments                                                               2,423         2,174
    Loan origination fees received                                                          4             7
                                                                                  -----------   -----------
          Net cash provided by investing activities                                     4,093         1,617
                                                                                  -----------   -----------
CASH FLOWS USED FOR PAYMENTS FOR BOARD OF GOVERNORS-APPROVED TRANSFERS                   (256)         (550)

CASH FLOWS FROM FINANCING ACTIVITIES
  Medium- and long-term borrowings
    New issues                                                                          5,905         8,322
    Retirements                                                                        (8,592)       (8,235)
  Net short-term borrowings                                                               233        (1,681)
  Net currency and interest rate swaps--borrowings                                       (412)          201
  Net capital stock transactions                                                           44            28
                                                                                  -----------   -----------
          Net cash used in financing activities                                        (2,822)       (1,365)
                                                                                  -----------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                                                                      (655)        3,847
  Adjustments to reconcile net (loss) income to net cash provided by operating activities
    Effects of applying FAS 133                                                         1,828        (3,040)
    Depreciation and amortization                                                         380           234
    Provision for losses on loans and guarantees                                         (550)          186
    Net changes in other assets and liabilities                                            44          (144)
                                                                                  -----------   -----------
          Net cash provided by operating activities                                     1,047         1,083
                                                                                  -----------   -----------

EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID INVESTMENTS               263            57
                                                                                  -----------   -----------

NET INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                                2,325           842

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR               26,620        25,056
                                                                                  -----------   -----------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                     $    28,945   $    25,898
                                                                                  ===========   ===========

COMPOSED OF
  Investments--Trading                                                            $    28,857   $    26,089
  Other                                                                                    88          (191)
                                                                                  -----------   -----------
                                                                                  $    28,945   $    25,898
                                                                                  ===========   ===========
SUPPLEMENTAL DISCLOSURE
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding                                                             $     2,310   $       762
    Borrowings                                                                          5,097         1,481
    Net currency and interest rate swaps--borrowings                                   (3,498)         (961)
  Capitalized loan origination fees included in total loans                                52            66

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS

                     IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003   13

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION AND MEMBERSHIP

The unaudited condensed financial statements should be read in conjunction with the June 30, 2003 financial statements and the notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.

On July 31, 2003, Serbia and Montenegro subscribed for an additional 1,249 shares. These shares had a par value of $150.7 million of which $4.5 million was paid-in and $146.2 million was subject to call.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

Waivers of a portion of interest owed by all eligible borrowers, as well as waivers of a portion of the commitment charge on undisbursed balances on all eligible IBRD loans, have been approved annually by the Board of Executive Directors of IBRD since fiscal year 1990 in the case of commitment charge waivers, and since fiscal year 1992 in the case of interest waivers. These waivers have been approved for the fiscal year ending June 30, 2004. For the three and six months ended December 31, 2003, the effect of the interest waiver was to reduce net income by $29 million and $55 million, respectively, compared with $23 million and $45 million for respective fiscal year 2003 periods. For the three and six months ended December 31, 2003, the effect of the commitment charge waiver was to reduce net income by $34 million and $68 million, respectively, compared with $35 million and $75 million for the respective fiscal year 2003 periods.

OVERDUE AMOUNTS

At December 31, 2003, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended December 31, 2003 and December 31, 2002.

IN MILLIONS OF U.S. DOLLARS

                                                                                  DECEMBER 31,
                                                                                     2003         JUNE 30,
                                                                                  (UNAUDITED)       2003
                                                                                  -----------   -----------
    Recorded investment in nonaccrual loans(a)                                    $     3,263   $     3,012
    Accumulated provision for loan losses on nonaccrual loans                     $     1,372   $     1,269
    Average recorded investment in nonaccrual loans                               $     3,056   $     2,793
    Overdue amounts of nonaccrual loans:
      Principal                                                                   $       351   $       319
      Interest and charges                                                                352           310
                                                                                  -----------   -----------
                                                                                  $       703   $       629
                                                                                  -----------   -----------

(a). A LOAN LOSS PROVISION HAS BEEN RECORDED AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.

IN MILLIONS OF U.S. DOLLARS

                                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                   DECEMBER 31 (UNAUDITED)  DECEMBER 31  (UNAUDITED)
                                                                   -----------------------  ------------------------
                                                                      2003        2002        2003           2002
                                                                   -----------  ----------  -----------  -----------
    Interest income recognized on loans in nonaccrual
      status at end of period                                      $      25    $      28      $      49  $      58
    Interest income not earned as a result of loans being
      in nonaccrual status                                         $      14    $       7      $      25  $      12

14   IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003

A summary of countries with loans in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS

                                                                     DECEMBER 31, 2003
                                                                        (UNAUDITED)
                                                   -----------------------------------------------------
                                                                     PRINCIPAL, INTEREST
                                                    PRINCIPAL            AND CHARGES       NONACCRUAL
BORROWER                                           OUTSTANDING            OVERDUE            SINCE
--------------------------------------------------------------------------------------------------------
  Iraq                                              $      50            $     100       December 1990
  Liberia                                                 152                  377       June 1987
  Serbia and Montenegro                                 2,605                    6       September 1992
  Seychelles                                                3                    1       August 2002
  Zimbabwe                                                453                  219       October 2000
                                                    ---------            ---------
TOTAL                                               $   3,263            $     703
                                                    =========            =========

During the six months ended December 31, 2003, there were no loans placed into nonaccrual status or restored to accrual status.

During the six months ended December 31, 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the six months ended December 31, 2002 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. These events did not have an effect on the provision for loan losses for the period ended December 31, 2002, as they had already been considered in determining the adequacy of the provision for loan losses at June 30, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on loans and guarantees for the six months ended December 31, 2003 and for the fiscal year ended June 30, 2003, are summarized below:

IN MILLIONS OF U.S. DOLLARS

                                                                                  DECEMBER 31,
                                                                                     2003
                                                                                  (UNAUDITED)  JUNE 30, 2003
                                                                                  -----------   ------------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES, BEGINNING
  OF THE FISCAL YEAR                                                              $     4,069   $      5,094
Provision for losses on loans and guarantees                                             (550)        (1,300)
Translation adjustment                                                                    155            275
                                                                                  -----------   ------------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES, END OF THE
  PERIOD                                                                          $     3,674   $      4,069
                                                                                  ===========   ============
COMPOSED OF:
  Accumulated provision for loan losses                                                 3,653          4,045
  Accumulated provision for guarantee losses(a)                                            21             24
                                                                                  -----------   ------------
Total                                                                             $     3,674   $      4,069
                                                                                  ===========   ============

(a). THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE BALANCE SHEET.

                     IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003   15

GUARANTEES

Guarantees of $1,239 million were outstanding at December 31, 2003 ($1,254 million--June 30, 2003). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At December 31, 2003, liabilities related to IBRD's obligations under guarantees of $30 million ($33 million--June 30, 2003), have been included in Other Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $21 million ($24 million--June 30, 2003).

During the six months ended December 31, 2003, no guarantees provided by IBRD were called. During the six months ended December 31, 2002, IBRD's guarantee of certain bonds that had been issued by Argentina was called. No other guarantees were called during the period ended December 31, 2002.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the six months ended December 31, 2003, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $327 million and $274 million.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

On July 31, 2003, IBRD's Executive Directors approved the allocation of $2,410 million of the net income earned in the fiscal year ended June 30, 2003 to the General Reserve and $2,323 million to Cumulative FAS 133 Adjustments, representing the effects associated with the application of FAS 133(a) during fiscal year 2003. The Executive Directors also approved a reduction of $29 million in the pension reserve, representing the excess of the accounting expense for the Staff Retirement Plan and other postretirement benefits plans over the respective contribution amounts for the fiscal year ended June 30, 2003.

On September 24, 2003, IBRD's Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2003:
$300 million to IDA, $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the retention of $100 million as Surplus. The $240 million transfer to the HIPC Debt Initiative Trust Fund was made on September 25, 2003.

Retained Earnings comprises the following elements at December 31, 2003 and June 30, 2003:

IN MILLIONS OF U.S. DOLLARS

                                                                                  DECEMBER 31,
                                                                                     2003         JUNE 30,
                                                                                  (UNAUDITED)      2003
                                                                                  ------------  -----------
Special Reserve                                                                   $       293   $       293
General Reserve                                                                        21,542        19,132
Pension Reserve                                                                           934           963
Surplus                                                                                   200           100
Cumulative FAS 133 Adjustments                                                          3,522         1,199
Unallocated Net (Loss) Income                                                            (655)        5,344
                                                                                  -----------   -----------
Total                                                                             $    25,836   $    27,031
                                                                                  ===========   ===========

NOTE D--OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC and MIGA, for services rendered. For the three and six months ended December 31, 2003, service fee revenue amounted to $59 million and $99 million, respectively, compared with $51 million and $85 million for the respective fiscal year 2003 periods.

----------
(a). For the purpose of this document, FAS 133 refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as the derivative accounting requirements of International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement".

16   IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003

NOTE E--COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2003 and December 31, 2002.

IN MILLIONS OF U.S. DOLLARS

                                                                  ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                               SIX MONTHS ENDED DECEMBER 31, 2003 (UNAUDITED)
                                                 ----------------------------------------------------------------------
                                                                                                             TOTAL
                                                                  CUMULATIVE                              ACCUMULATED
                                                  CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                                 TRANSLATION     IN ACCOUNTING                           COMPREHENSIVE
                                                  ADJUSTMENT       PRINCIPLE        RECLASSIFICATION(a)   INCOME (LOSS)
                                                 -----------    ----------------    -------------------  --------------
Balance, beginning of the fiscal year              $  (346)          $   500            $    (414)          $   (260)
Changes from period activity                           247                --                   29                276
                                                   -------           -------            ---------           --------
Balance, end of the period                         $   (99)          $   500            $    (385)          $     16
                                                   =======           =======            =========           ========

IN MILLIONS OF U.S. DOLLARS

                                                                  ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                               SIX MONTHS ENDED DECEMBER 31, 2002 (UNAUDITED)
                                                 ----------------------------------------------------------------------
                                                                                                             TOTAL
                                                                  CUMULATIVE                              ACCUMULATED
                                                  CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                                 TRANSLATION     IN ACCOUNTING                           COMPREHENSIVE
                                                  ADJUSTMENT       PRINCIPLE        RECLASSIFICATION(a)      (LOSS)
                                                 -----------    ----------------    -------------------  --------------
Balance, beginning of the fiscal year              $  (952)          $   500            $    (297)          $   (749)
Changes from period activity                           197                --                  (70)               127
                                                   -------           -------            ---------           --------
Balance, end of the period                         $  (755)          $   500            $    (367)          $   (622)
                                                   =======           =======            =========           ========

(a). RECLASSIFICATION OF CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO NET INCOME.

                     IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003   17

REPORT OF INDEPENDENT ACCOUNTANTS


[DELOITTE LOGO]

                                                       Deloitte & Touche LLP
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                                                       Washington, DC 70004-1207
                                                       USA

                                                       Tel: +1 202 879 5600
                                                       Fax: +1 202 879 5309
                                                       www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT

President and Board of Governors
   International Bank for Reconstruction and Development


We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2003, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 2003 and 2002. These interim financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2003, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 31, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2003 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte & Touche LLP

February 9, 2004


                                                        Member of
                                                        Deloitte Touche Tohmatsu

18   IBRD CONDENSED FINANCIAL STATEMENTS: DECEMBER 31, 2003

[WORLD BANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                                  TREREP_ACC_008


                       SEC REPORT - CHANGES IN BORROWINGS
           BORROWINGS (MLT) OCTOBER 01, 2003 THRU DECEMBER 31, 2003            1


                              DESK: ALM,XPOOL,IBRD

                                                                                                           Settlement   Maturity
Borrowing Type             Description   Trade ID   Currency External ID  Currency Amount  US$ Equivalent  Date           Date
--------------             -----------   --------   -------- -----------  ---------------  --------------  -----------  --------
NEW BORROWINGS

GLDDP


GOLD


BOND/SELL
XAU/IBRD/GDIF/1107XAUSTR                0000006608  XAU                           63,669       24,329,517  31-Oct-2003  05-Nov-2007

BOND/SELL
XAU/IBRD/GDIF/1208XAU01.15              0000006633  XAU                          128,000       50,982,399  02-Dec-2003  02-Dec-2008

                                                                                           --------------
TOTAL BY CURRENCY                                                                              75,311,915
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                          75,311,915
                                                                                           --------------

MTBOC


AUSTRALIAN DOLLAR

BOND/SELL
AUD/IBRD/GDIF/1008AUD04.90              0000006576  AUD                      414,000,000      277,110,900  01-Oct-2003  01-Oct-2008

BOND/SELL
AUD/IBRD/GDIF/1007AUD04.50              0000006588  AUD                       16,000,000       11,015,200  09-Oct-2003  09-Oct-2007

BOND/SELL
AUD/IBRD/GDIF/1008AUD04.82              0000006595  AUD                       13,000,000        8,917,350  16-Oct-2003  16-Oct-2008

BOND/SELL
AUD/IBRD/GDIF/1005AUD04.13              0000006590  AUD                       41,000,000       28,222,350  20-Oct-2003  20-Oct-2005

BOND/SELL
AUD/IBRD/GDIF/1010AUD04.88              0000006592  AUD                       15,000,000       10,401,750  22-Oct-2003  22-Oct-2010

BOND/SELL
AUD/IBRD/GDIF/1005AUD04.20              0000006597  AUD                       80,000,000       55,452,000  23-Oct-2003  24-Oct-2005


BOND/SELL
AUD/IBRD/GDIF/1006AUD04.29              0000006580  AUD                       40,000,000       27,942,000  27-Oct-2003  27-Oct-2006

BOND/SELL
AUD/IBRD/GDIF/1006AUD04.92              0000006603  AUD                       44,500,000       31,250,125  30-Oct-2003  25-Oct-2006

BOND/SELL
AUD/IBRD/GDIF/1220AUD00.50              0000006620  AUD                       35,000,000       24,855,250  10-Nov-2003  18-Dec-2020

BOND/SELL
AUD/IBRD/GDIF/1106AUD04.98              0000006607  AUD                       54,000,000       38,520,900  13-Nov-2003  13-Nov-2006

BOND/SELL
AUD/IBRD/GDIF/0506AUD04.85              0000006615  AUD                       60,000,000       42,969,000  19-Nov-2003  19-May-2006

BOND/SELL
AUD/IBRD/GDIF/1106AUD05.00              0000006617  AUD                       15,000,000       10,730,250  20-Nov-2003  20-Nov-2006

BOND/SELL
AUD/IBRD/GDIF/1106AUD04.70              0000006614  AUD                       40,000,000       28,822,000  26-Nov-2003  27-Nov-2006

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.42              0000006626  AUD                       19,500,000       14,085,825  01-Dec-2003  01-Dec-2006

BOND/SELL
AUD/IBRD/GDIF/0606AUD05.19              0000006638  AUD                       30,000,000       22,264,500  11-Dec-2003  13-Jun-2006

BOND/SELL
AUD/IBRD/GDIF/1207AUD05.20              0000006642  AUD                       16,000,000       11,874,400  11-Dec-2003  11-Dec-2007

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.29              0000006632  AUD                       52,000,000       38,732,200  18-Dec-2003  18-Dec-2006

BOND/SELL
AUD/IBRD/GDIF/1208AUD00.50A             0000006635  AUD                       50,000,000       37,242,500  18-Dec-2003  18-Dec-2008

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.30              0000006637  AUD                       22,000,000       16,386,700  18-Dec-2003  18-Dec-2006

BOND/SELL
AUD/IBRD/GDIF/1207AUD05.43              0000006643  AUD                       30,000,000       22,345,500  18-Dec-2003  18-Dec-2007

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.18              0000006646  AUD                       30,000,000       22,345,500  18-Dec-2003  18-Dec-2006

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.13              0000006652  AUD                      449,000,000      334,437,650  18-Dec-2003  18-Dec-2006

BOND/SELL
AUD/IBRD/GDIF/1206AUD05.15              0000006656  AUD                       23,000,000       16,968,250  23-Dec-2003  20-Dec-2006

                                                                                           --------------
TOTAL BY CURRENCY                                                                           1,132,892,100
                                                                                           --------------

EURO CURRENCY

BOND/SELL
EUR/IBRD/GDIF/1215EURSTR                0000006621  EUR                       50,000,000       59,965,000  02-Dec-2003  02-Dec-2015

                                                                                           --------------
TOTAL BY CURRENCY                                                                              59,965,000
                                                                                           --------------

HUNGARIAN FORINT

BOND/SELL
HUF/IBRD/GDIF/0805HUF10.00              0000006650  HUF                   14,000,000,000       64,620,358  15-Dec-2003  15-Aug-2005

                                                                                           --------------
TOTAL BY CURRENCY                                                                              64,620,358
                                                                                           --------------

JAPANESE YEN

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR                0000006571  JPY                    1,300,000,000       11,692,225  06-Oct-2003  06-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR01              0000006573  JPY                    1,000,000,000        9,051,002  07-Oct-2003  07-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR02              0000006574  JPY                    1,000,000,000        9,051,002  07-Oct-2003  07-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/0933JPYSTR19              0000006577  JPY                    1,400,000,000       12,615,454  08-Oct-2003  08-Sep-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR03              0000006581  JPY                    1,000,000,000        9,229,775  14-Oct-2003  14-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR05              0000006587  JPY                    1,100,000,000       10,152,753  14-Oct-2003  14-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/0234JPYSTR02              0000006584  JPY                    1,000,000,000        9,213,618  15-Oct-2003  24-Feb-2034

BOND/SELL
JPY/IBRD/GDIF/1023JPYSTR                0000006586  JPY                    2,000,000,000       18,154,586  16-Oct-2003  16-Oct-2023

BOND/SELL
JPY/IBRD/GDIF/0933JPYSTR33              0000006589  JPY                    2,300,000,000       20,942,408  20-Oct-2003  20-Sep-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR06              0000006593  JPY                    1,000,000,000        9,105,395  20-Oct-2003  20-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR07              0000006596  JPY                    1,100,000,000       10,015,934  20-Oct-2003  20-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1013JPYSTR                0000006599  JPY                    1,000,000,000        9,113,693  21-Oct-2003  21-Oct-2013

BOND/SELL
JPY/IBRD/GDIF/1033JPYSTR04              0000006585  JPY                    5,000,000,000       45,341,192  23-Oct-2003  24-Oct-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR                0000006606  JPY                    3,200,000,000       29,007,841  06-Nov-2003  07-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR02              0000006611  JPY                    1,000,000,000        9,235,316  17-Nov-2003  17-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR03              0000006612  JPY                    1,000,000,000        9,257,545  18-Nov-2003  18-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR01              0000006610  JPY                    1,000,000,000        9,168,004  19-Nov-2003  19-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR04              0000006619  JPY                    1,300,000,000       11,951,825  25-Nov-2003  25-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1133JPYSTR05              0000006625  JPY                    1,500,000,000       13,790,567  25-Nov-2003  25-Nov-2033

BOND/SELL
JPY/IBRD/GDIF/1233JPYSTR                0000006627  JPY                    1,200,000,000       11,083,403  08-Dec-2003  09-Dec-2033

BOND/SELL
JPY/IBRD/GDIF/1223JPYSTR                0000006636  JPY                    1,000,000,000        9,236,169  08-Dec-2003  08-Dec-2023

BOND/SELL
JPY/IBRD/GDIF/1233JPYSTR02              0000006639  JPY                    1,000,000,000        9,231,053  15-Dec-2003  15-Dec-2033

BOND/SELL
JPY/IBRD/GDIF/1233JPYSTR01              0000006640  JPY                    1,000,000,000        9,231,053  15-Dec-2003  15-Dec-2033

BOND/SELL
JPY/IBRD/GDIF/1233JPYSTR03              0000006651  JPY                    1,100,000,000       10,226,850  18-Dec-2003  18-Dec-2033

BOND/SELL
JPY/IBRD/GDIF/0334JPYSTR07              0000006653  JPY                    1,000,000,000        9,297,136  18-Dec-2003  27-Mar-2034

                                                                                           --------------
TOTAL BY CURRENCY                                                                             324,395,801
                                                                                           --------------

NEW ZEALAND DOLLAR

BOND/SELL
NZD/IBRD/GDIF/1106NZD05.40              0000006629  NZD                      421,000,000      269,671,550  25-Nov-2003  27-Nov-2006

BOND/SELL
NZD/IBRD/GDIF/0606NZD05.30A             0000006648  NZD                       90,000,000       58,000,500  15-Dec-2003  15-Jun-2006

                                                                                           --------------
TOTAL BY CURRENCY                                                                             327,672,050
                                                                                           --------------

UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/GDIF/1023USD00.50              0000006556  USD                       50,000,000       50,000,000  02-Oct-2003  02-Oct-2023

BOND/SELL
USD/IBRD/GDIF/1008USDSTR                0000006568  USD                       17,305,000       17,305,000  02-Oct-2003  02-Oct-2008

BOND/SELL
USD/IBRD/GDIF/0509USDSTR                0000006604  USD                       10,000,000       10,000,000  06-Nov-2003  07-May-2009

BOND/SELL
USD/IBRD/GDIF/1115USD01.00              0000006605  USD                      150,000,000      150,000,000  19-Nov-2003  19-Nov-2015

BOND/SELL
USD/IBRD/GDIF/1115USDSTR                0000006618  USD                       15,000,000       15,000,000  24-Nov-2003  24-Nov-2015

BOND/SELL
USD/IBRD/GDIF/1213USDSTR                0000006634  USD                       35,000,000       35,000,000  10-Dec-2003  10-Dec-2013

BOND/SELL
USD/IBRD/GDIF/1210USDSTR                0000006644  USD                       50,000,000       50,000,000  17-Dec-2003  17-Dec-2010

BOND/SELL
USD/IBRD/GDIF/1223USDSTR                0000006622  USD                      100,000,000      100,000,000  29-Dec-2003  29-Dec-2023

                                                                                           --------------
TOTAL BY CURRENCY                                                                             427,305,000
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                       2,336,850,310
                                                                                           --------------

MTBOZ


UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/GDIF/1023USDSTR                0000006579  USD                      100,000,000      100,000,000  20-Oct-2003  20-Oct-2023

                                                                                           --------------
TOTAL BY CURRENCY                                                                             100,000,000
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                         100,000,000
                                                                                           --------------

MATURING BORROWINGS

MTBOC


EURO CURRENCY

BOND/SELL
EUR/IBRD/MLT/1103DEM05.88E              0000000121  EUR      DEM0280MLT01  1,495,528,753    1,713,202,963  10-Nov-1993  10-Nov-2003

BOND/SELL
EUR/IBRD/GMTN/1103ITL07.63E             0000000290  EUR      ITL0554GMT01    154,937,070      184,413,848  21-Nov-1996  21-Nov-2003

BOND/SELL
EUR/IBRD/GDIF/1203DEM04.75E             0000000142  EUR      DEM0649GDI01    255,645,941      318,240,850  17-Feb-1998  30-Dec-2003

BOND/SELL
EUR/IBRD/GDIF/1203GRD06.45E             0000001077  EUR      GRD0750GDI01     42,553,191       51,034,042  02-Dec-1998  02-Dec-2003

                                                                                           --------------
TOTAL BY CURRENCY                                                                           2,266,891,702
                                                                                           --------------

POUND STERLING

BOND/SELL
GBP/IBRD/MLT/1103GBP11.503              0000000158  GBP      GBP0012MLT01    100,000,000      167,555,000  09-Nov-1983  07-Nov-2003

BOND/SELL
GBP/IBRD/MLT/1103GBP11.502              0000000159  GBP      GBP0014MLT01    100,000,000      167,555,000  22-Aug-1984  07-Nov-2003

BOND/SELL
GBP/IBRD/MLT/1103GBP11.501              0000000165  GBP      GBP0023MLT01     35,000,000       58,644,250  09-May-1989  07-Nov-2003

                                                                                           --------------
TOTAL BY CURRENCY                                                                             393,754,250
                                                                                           --------------

HONG KONG DOLLAR

BOND/SELL
HKD/IBRD/GDIF/1203HKD06.90              0000004814  HKD                    1,000,000,000      128,736,579  30-Nov-2000  01-Dec-2003

                                                                                           --------------
TOTAL BY CURRENCY                                                                             128,736,579
                                                                                           --------------

NEW ZEALAND DOLLAR

BOND/SELL
NZD/IBRD/GDIF/1103NZD5.375              0000001038  NZD      NZD0742GDI01    250,000,000      152,562,500  06-Nov-1998  06-Nov-2003

                                                                                           --------------
TOTAL BY CURRENCY                                                                             152,562,500
                                                                                           --------------

UNITED STATES DOLLAR

BOND/SELL
USD/IBRD/COLTS/1003USD09.32             0000000647  USD      USD0750COL01     10,000,000       10,000,000  28-Oct-1988  29-Oct-2003

BOND/SELL
USD/IBRD/COLTS/1103USD09.05             0000000653  USD      USD0779COL01        100,000          100,000  08-Nov-1988  14-Nov-2003

BOND/SELL
USD/IBRD/COLTS/1103USD09.00             0000000802  USD      USD1481COL01        100,000          100,000  28-Nov-1990  14-Nov-2003

BOND/SELL
USD/IBRD/GDIF/1103USD04.75              0000001045  USD      USD0746GDI01    750,000,000      750,000,000  05-Nov-1998  05-Nov-2003

BOND/SELL
USD/IBRD/GDIF/1103USD04.75              0000001049  USD      USD0746GDI02    250,000,000      250,000,000  05-Nov-1998  05-Nov-2003

BOND/SELL
USD/IBRD/GDIF/1103USD04.75              0000005027  USD                      250,000,000      250,000,000  15-Mar-2001  05-Nov-2003

                                                                                           --------------
TOTAL BY CURRENCY                                                                           1,260,200,000
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                       4,202,145,031
                                                                                           --------------

EARLY RETIREMENT

MTBOC

AUSTRALIAN DOLLAR

BOND/BUY
AUD/IBRD/GDIF/1112AUD01.00              0000006659  AUD      BUYBACK         150,000,000      111,412,500  30-Dec-2003  20-Nov-2012

                                                                                           --------------
TOTAL BY CURRENCY                                                                             111,412,500
                                                                                           --------------

EURO CURRENCY

BOND/BUY
EUR/IBRD/GDIF/0214EURSTR01              0000006630  EUR      BUYBACK           6,121,000        7,265,933  25-Nov-2003  24-Feb-2014

                                                                                           --------------
TOTAL BY CURRENCY                                                                               7,265,933
                                                                                           --------------

JAPANESE YEN

BOND/BUY
JPY/IBRD/GDIF/1031JPYSTR04              0000006578  JPY                    1,000,000,000        9,229,775  14-Oct-2003  11-Oct-2031

BOND/BUY
JPY/IBRD/GDIF/1031JPYSTR09              0000006582  JPY                    1,000,000,000        9,115,770  24-Oct-2003  24-Oct-2031

BOND/BUY
JPY/IBRD/GDIF/1032JPYSTR19              0000006591  JPY                    3,000,000,000       27,633,215  29-Oct-2003  29-Oct-2032

BOND/BUY
JPY/IBRD/GDIF/1132JPYSTR02              0000006623  JPY      BUYBACK       1,000,000,000        9,182,736  14-Nov-2003  01-Nov-2032

BOND/BUY
JPY/IBRD/GDIF/1120JPYSTR                0000006616  JPY                    1,400,000,000       12,838,736  20-Nov-2003  20-Nov-2020

BOND/BUY
JPY/IBRD/GDIF/1120JPYSTR01              0000006613  JPY                    2,100,000,000       19,167,579  28-Nov-2003  27-Nov-2020

BOND/BUY
JPY/IBRD/GDIF/1120JPYSTR02              0000006628  JPY                    1,200,000,000       10,952,903  28-Nov-2003  27-Nov-2020

BOND/BUY
JPY/IBRD/GDIF/1225JPYSTR                0000006631  JPY                    2,000,000,000       18,594,273  18-Dec-2003  18-Dec-2025

BOND/BUY
JPY/IBRD/GDIF/1220JPYSTR01              0000006641  JPY                    2,200,000,000       20,453,700  18-Dec-2003  18-Dec-2020

                                                                                           --------------
TOTAL BY CURRENCY                                                                             137,168,689
                                                                                           --------------

UNITED STATES DOLLAR

BOND/BUY
USD/IBRD/GDIF/1012USDSTR                0000006572  USD                       50,000,000       50,000,000  02-Oct-2003  02-Oct-2012

BOND/BUY
USD/IBRD/GDIF/1007USDSTR01              0000006594  USD                       25,000,000       25,000,000  22-Oct-2003  22-Oct-2007

BOND/BUY
USD/IBRD/GDIF/1007USDSTR03              0000006600  USD                       20,000,000       20,000,000  29-Oct-2003  29-Oct-2007

BOND/BUY
USD/IBRD/GDIF/1007USDSTR02              0000006598  USD                       10,000,000       10,000,000  30-Oct-2003  30-Oct-2007

BOND/BUY
USD/IBRD/GDIF/1005USDSTR                0000006601  USD                       50,000,000       50,000,000  31-Oct-2003  31-Oct-2005

BOND/BUY
USD/IBRD/GDIF/1105USDSTR                0000006609  USD                      100,000,000      100,000,000  14-Nov-2003  14-Nov-2005

                                                                                           --------------
TOTAL BY CURRENCY                                                                             255,000,000
                                                                                           --------------

                                                                                           --------------
TOTAL                                                                                         510,847,122
                                                                                           --------------

                                                           01/23/2004   04:45 PM

User :      WB235091    Database : :    REPP